Exhibit 23A(1)

STATE of DELAWARE

CERTIFICATE of TRUST

This Certificate of Trust is filed in accordance with the provisions of the Delaware Statutory Trust Act (12 Del. C. § 3801 et. seq.) and sets forth the following:

  First: The name of the Trust is: SIRIUS INVESTMENT TRUST
  Second: The name and address of the trustee or Registered Agent (meeting the requirements of subsection 3807) is: Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, DE 19808.
  Third: This Certificate shall be effective as of July 23, 2003.
  Fourth: The Trust shall operate as an open-end management investment company as such companies are defined and regulated under the Investment Company act of 1940, as amended. The Trust shall be further governed by an Agreement and Declaration of Trust which shall set forth the powers, restrictions and governing procedures and policies of the Trust.

By: /s/ David D. Jones
Trustee
NAME: David D. Jones